# FORM 5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).
☐ Form 3 Holdings Reported
☐ Form 4 Transactions Reported

## UNITED STATES SECURITIES AND EXCHANGE COMMISSION
## Washington, DC 20549

## ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

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| 1. Name and Address of Reporting Person<br>**Robo, James L.**<br>(Last) (First) (Middle)<br>**FPL Group, Inc.**<br>**700 Universe Boulevard**<br>(Street)<br>**Juno Beach, FL 33408**<br>(City) (State) (Zip) | 2. Issuer Name **and** Ticker or Trading Symbol<br>**FPL Group, Inc. (FPL)** | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable)<br>☐ Director ☐ 10% Owner<br>☐ Officer (give title below) **X** Other (specify below)<br>(1) |
| | 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) | 4. Statement for Month/Year<br>**December 31, 2002** |
| | 5. If Amendment, Date of Original (Month/Year) | 7. Individual or Joint/Group Reporting (Check Applicable Line)<br>**X** Form filed by One Reporting Person<br>☐ Form filed by More than One Reporting Person |

**Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned**

| 1. Title of Security | 2. Transaction Date (Month/Day/Year) | 2A. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code | 4. Securities Acquired (A) or Disposed of (D) Amount | A or D | Price | 5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year | 6. Ownership Form: Direct (D) or Indirect (I) | 7. Nature of Indirect Beneficial Ownership |
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| **Common Stock** | - - | - - | - - | - - | - - | - - | **109.8171** | **I** | **By Thrift Plan Trust** |
| **Common Stock** | **3/22/02** | - - | **A** (2) | **10,000** | **A** | - - | **10,000** | **D** | |
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| FORM 5 (continued) | Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities) | | | | | | | | | | | | |
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| 1. Title of Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Trans-action Date (Month/ Day/ Year) | 3A. Deemed Execu-tion Date, if any (Month/ Day/ Year | 4. Trans-action Code | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities | | 8. Price of Derivative Security | 9. Number of Derivative Securities Beneficially Owned at End of Year | 10. Ownership of Derivative Security: Direct (D) or Indirect (I) | 11. Nature of Indirect Beneficial Ownership |
| | | | | | A | D | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| **Employee Stock Option (Right to Buy)** | **$59.20** | **3/22/02** | **_ _** | **A** | **75,000** | | (3) | **3/22/12** | **Common Stock** | **75,000** | | **75,000** | **D** | |
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Explanation of Responses:

(1) President of FPL Energy, LLC (subsidiary of Issuer).

(2) Restricted stock grant made pursuant to the Amended and Restated Long Term Incentive Plan of the Issuer, exempt under Rule 16b-3.

(3) The Option shall vest as to 25,000 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant.

**DENNIS P. COYLE**
Signature of Reporting Person

**January 27, 2003**
Date